SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2010
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: September 1, 2010

List of materials

Documents attached hereto:

i) Press release announcing Sony increases production capacity for image sensors including back-illuminated and large sized CMOS image sensors --Investing approximately 40 billion yen in production facility to supply image sensors mainly for smartphones and digital cameras--

1-7-1 Konan
Minato-ku
News & Information	Tokyo 108-0075

September 1, 2010
No.10-113E

Sony increases production capacity for image sensors including back-illuminated and large sized CMOS image sensors
--Investing approximately 40 billion yen in production facility to supply image sensors mainly for smartphones and digital cameras--

September 1, 2010, Tokyo, Japan – Sony Corporation (hereafter, “Sony”) today announced that Sony would invest approximately 40 billion yen into Sony Semiconductor Kyushu Corporation’s Kumamoto Technology Center (hereafter, “Kumamoto TEC”), to increase production capacity for “Exmor” and “Exmor R” CMOS image sensors. This investment comprises of an amount previously determined to be invested in the second half of fiscal year 2010, which was included in the forecast for the capital expenditures announced at the earnings announcement for the first quarter ended June 30, 2010, in addition to an amount to be invested in fiscal year 2011.

With this investment, Sony will strengthen its production capacity for image sensors to meet the expected increase in market demand, and continue to solidify its global leadership position in image sensors.

Sony Semiconductor Kyushu Corporation’s
Kumamoto Technology Center

The recent boom in smartphones is creating demand for devices with high image quality and high sensitivity capabilities.  Also, the evolution of lighter and more compact Digital Still Cameras as well as improved camera functionality have resulted in an expanding customer segment who own high quality Digital Single Lens Reflex cameras.
These market conditions have led to greater demand for larger image sensors and image sensors with higher image capabilities.

In order to meet these market demands, Sony currently provides two CMOS image sensor models: “Exmor”, which adopts the “Column-Parallel A/D Conversion Technique”, providing each column within the sensor with its own A/D converter to reduce noise; and “Exmor R”, which applies a back-illuminated structure to enhance image characteristics through high sensitivity and reduced noise.

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Since 2009, Sony has been mass producing “Exmor R” for Digital Still Cameras and Digital Video Camcorders on wafer lines (with diameter of 200mm) at Sony Semiconductor Kyushu Corporation’s Nagasaki Technology Center. Furthermore, at the end of this year Sony plans to start the mass production of “Exmor R” on wafer lines (with diameter of 300mm) at Kumamoto TEC for mobile phone and compact Digital Still Camera markets.

With the investment announced today, Kumamoto TEC’s CMOS image sensor production capacity will be further increased, and Sony will strengthen its ability to meet the expected market demand for “Exmor R” used in smartphones as well as a wide range of digital imaging products for consumer and professional use, including compact Digital Still Cameras. In addition, Sony will increase production capacity for mainly large sized “Exmor R” used in Digital Single Lens Reflex cameras.

Investment Overview
Purpose of investment:	Increase production capacity to meet the increasing
demand of CMOS image sensors
Investment site:	Kumamoto Technology Center, Sony Semiconductor
Kyushu Corporation (Kikuchi-gun, Kumamoto Prefecture)
Investment details:	Wafer processing equipment for CMOS image sensor production, etc.

Investment time frame:	From the second half of fiscal year 2010 through fiscal year 2011

Investment amount:	Approximately 40 billion yen
Production Capacity (Wafer Process/300mm wafers):	25,000 wafers per month
(Before investment this time: 18,500 wafers per month)
-Of them, the capacity for image sensors will be 22,500 wafers per month
(Before investment this time: 16,000 wafers per month)
(Total production capacity of Kumamoto TEC Fab 1 and 2)

Outline of Sony Semiconductor Kyushu Corporation
(1) Head office:	2-3-2 Momochihama, Sawara-ku Fukuoka-shi Japan
(2) Establishment:	April 1, 2001
(3) Representative Director (President):	Masanori Okayama
(4) Capital:	24.25 billion yen, fully owned by Sony Corporation
(5) Production Bases:	Kagoshima, Oita, Nagasaki and Kumamoto
(6) Number of employees:	Approximately 9,000 (including contract and
temporary employees) as of March 31, 2010
(7) Business Activities:	Development, design and production of
semiconductors, etc.

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Kumamoto Technology Center
(1) Location:	4000-1 Haramizu, Kikuyomachi Kikuchigun,
Kumamoto, Japan
(2) Establishment:	October 1, 2001
(3) Site area:	256,000-square-meter
(4) Floor area:	195,000-square-meter
(5) Main products:	Image sensors (CCD and CMOS), micro display
devices (H-LCD and “SXRD”, etc.)

“Exmor” is a trademark of Sony Corporation.
“Exmor R” is a trademark of Sony Corporation.
“SXRD” is a trademark of Sony Corporation.

Inquiries
Sony Corporate Communications	Tel ＋81-3-6748-2200	Fax＋81-33-6748-2061

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